UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No 1)*

THE MANAGEMENT NETWORK GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.005 per share
(Title of Class of Securities)

561693201
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒ Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 561693201

1		NAME OF REPORTING PERSON HERSHEY MANAGEMENT I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 440,700
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 440,700
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,700
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 561693201

1		NAME OF REPORTING PERSON HERSHEY STRATEGIC CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 440,700
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 440,700
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,700
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 561693201

Item 1.

(a)	Name of Issuer:

The Management Network Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

7300 College Blvd., Suite 302
Overland Park, KS 66210

Item 2.

(a)	Name of Person Filing:

Hershey Management I, LLC
Hershey Strategic Capital, LP

(b)	Address of Principal Business Office or, if none, Residence:

888 7th Avenue, 17th Floor
New York, New York 10019

(c)	Citizenship:

Hershey Management I, LLC is a Delaware limited liability company.
Hershey Strategic Capital, LP is a Delaware limited partnership.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

561693201

Item 3.   If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act

(d)	☐	Investment Company registered under section 8 of the Investment Company Act

(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

CUSIP No. 561693201

(f)	☐	Employee Benefit Plan or endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a) – (c)

As of December 31, 2010, Hershey Strategic Capital, LP beneficially owned 440,700 shares of Common Stock of The Management Network Group, Inc. representing 6.2% of the outstanding Common Stock, based on 7,073,330 shares of Common Stock outstanding, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2010.

Hershey Management I, LLC is the investment advisor of Hershey Strategic Capital, LP.  Hershey Strategic Capital GP, LLC is the general partner of Hershey Strategic Capital, LP.  Adam Hershey is the sole managing member of both Hershey Management I, LLC and Hershey Strategic Capital GP, LLC.

As the investment advisor, Hershey Management I, LLC has the voting and dispositive power with respect to all of the 440,700 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 561693201

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2011
Date

/s/ Adam Hershey
Signature

Adam Hershey / Manager
Name/Title